Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 10, 2009

The Board of Directors of ITAÚ UNIBANCO HOLDING S.A. (new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved by the Extraordinary General Meeting of April 24, 2009 and pending ratification by the Brazilian Central Bank), on August 10, 2009, at 6:30 p.m., met at the company’s head office, with the legal quorum being present and under the presidency of Sr. Pedro Moreira Salles, for the purpose of (i) being notified of the activities of Audit Committee and the report of the External Ombudsman; (ii) examining the financial statements for the period from January to June of 2009, as well as the other matters described below.

 Opening the meeting’s agenda, the Directors were informed of the work undertaken and the principal events involving the activities of the Audit Committee in the period, as well as the quantitative and qualitative report with respect to the operations of the External Ombudsman, implemented at Itaú Unibanco S.A. as a single organizational component of the the Itaú Unibanco Conglomerate.

Subsequently, the account statements for the January to June 2009 period were examined. Following extensive considerations on the part of Roberto Egydio Setubal, Vice Chairman of the Board of Directors and President and CEO of the Executive Board, with respect to the said account statements, the object of: (i) a recommendation for approval, documented in the the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) an unqualified opinion of the Independent Auditors, the Directors concluded as to the exactness of all the documents examined, approving them unanimously and authorizing their publication, through delivery to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (USA) and BCBA – the Buenos Aires Stock Exchange  - Bolsa de Comercio de Buenos Aires (Argentina).

Finally, the Directors unanimously resolved to amend (i) pursuant to the proposals of the Disclosure and Trading Committee, the text of the Policy Regarding the Disclosure of Material Information, Corporate Governance Policy and Policy for Trading Securities Issued by the Corporation, in the format of Attachments I to III, and (ii) the text of the Internal Charter of the Board of Directors, in the format of Attachment IV.

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, August 10, 2009. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer